SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549

                                    SCHEDULE 13G
                               -----------------------
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 7)*

                                  BARNES GROUP INC.
                           ------------------------------
                                  (Name of Issuer)

                       Common Stock, par value $0.01 per share
                     -------------------------------------------
                           (Title of Class of Securities)

                                     067806-10-9
                                ---------------------
                                   (CUSIP Number)

          Check the following box if a fee is being paid with this statement: _____

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

          CUSIP No. 067806-10-9
          ---------------------

          1)  Name of Reporting Person:  Wallace Barnes
          -----------------------------------------------------------------
              S.S. No. of Reporting Person:  ###-##-####
          -----------------------------------------------------------------

          2)  Check the Appropriate Box if a Member of a Group:
              (a)
              (b)
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          3)  SEC Use Only.
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          4)  Citizenship of Place of Organization:   U.S.A.
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              Number of Shares    (5)  Sole Voting Power:        1,986,678
              Beneficially Owned  (6)  Shared Voting Power:         30,000
              by Each Reporting   (7)  Sole Dispositive Power:   1,158,038
              Person With:        (8)  Shared Dispositive Power:   858,640


          9)   Aggregate Amount Beneficially Owned by Each Reporting
               Person: 2,016,678
          -----------------------------------------------------------------
          10)  Check if the Aggregate Amount in Row 9 Excludes Certain
               Shares.
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          11)  Percent of Class Represented by Amount in Row 9:  10.2%
          -----------------------------------------------------------------

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

          12)  Type of Reporting Person:      IN
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          Item 1(a) Name of Issuer:     Barnes Group Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    123 Main Street, P. O. Box 489, Bristol, CT  06011-0489

          Item 2(a) Name of Person Filing:     Wallace Barnes

          Item 2(b) Address or Principal Business Office or, if none, residence:

                    1875 Perkins Street
                    Bristol, CT  06010

          Item 2(c) Citizenship:     United States of America

          Item 2(d) Title of Class of Securities:
                    Common Stock, Par Value $0.01 Per Share

          Item 2(e) CUSIP Number:    067806-10-9

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable. Statement filed pursuant to Rule 13d-1(c).

          Item 4    Ownership as of December 31, 1998:

                    (a)  Amount Beneficially Owned:   2,016,678

                    (b)  Percent of Class:                 10.2%

                    (c)  Number of Shares as to which such person has:

                         (i)  sole power to vote or to direct the vote:
                                                      1,986,678

                         (ii)  shared power to vote or to direct the vote:
                                                         30,000

                         (iii)  sole power to dispose or to direct the
                                disposition of:       1,158,038

                         (iv)  shared power to dispose or to direct the
                               disposition of:          858,640

          Item 5.   Ownership of Five Percent or Less of a Class.

                    Not applicable.


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



          Item 6.   Ownership of More than Five Percent on Behalf of
                    Another Person.

                    Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of some of the shares listed in response to
                    Item 4. None of such other persons has any such right or power relating to more than five percent of the total amount of Common Stock outstanding.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

          Item 8.   Identification and Classification of Members of the
                    Group.

                    Not applicable.

          Item 9.   Notice of Dissolution of Group.

                    Not applicable.

          Item 10.  Certification.

                    Not applicable. Statement filed pursuant to Rule 13-d-1(c).


          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 11, 1999
          -------------------------------------------------------
          Date

          /s/ Wallace Barnes
          -------------------------------------------------------
          Signature

          WALLACE BARNES
          -------------------------------------------------------
          Name/Title


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